

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

EXECUTION COPY

Liquor Barn Income Fund
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

Liquor Stores Income Fund
(Name of Person(s) Furnishing Form)\


SEC MAIL PROCESSING
RECEIVED
MAY 30 2007
WASH, D.C.
200
SECTION

Trust Units
(Title of Class of Subject Securities)

53635C 10 5
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
1420 Fifth Avenue
Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 10, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

- *Letter to Shareholders
- *Offer to Purchase and Circular, dated April 10, 2007 (the "Circular")
- *Letter of Acceptance and Transmittal
- *Notice of Extension, dated May 14, 2007
- Notice of Change, Variation and Extension, dated May 28, 2007
- Amended Letter of Acceptance and Transmittal

Item 2. Informational Legends

See page (iii) of the Circular.

---

*Previously furnished.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. No securities commission or similar authority in Canada or the United States has in any way passed upon the merits of or approved or disapproved these securities. Any representation to the contrary is a criminal offence.

May 28, 2007

LIQUOR STORES INCOME FUND


LIQUOR
DEPOT
LIQUOR
WORLD
LIQUOR STORES INCOME FUND

NOTICE OF CHANGE, VARIATION AND EXTENSION

of the

OFFER TO PURCHASE

all of the outstanding trust units of

LIQUOR BARN INCOME FUND

on the basis of 0.57 of a trust unit of
Liquor Stores Income Fund for each trust unit of
Liquor Barn Income Fund (subject to adjustment as provided in the Circular)

Liquor Stores Income Fund ("**Liquor Stores Fund**" or the "**Offeror**") hereby gives notice that it has amended its offer to purchase all of the outstanding trust units ("**Liquor Barn Units**") of Liquor Barn Income Fund ("**Liquor Barn Fund**") (including Liquor Barn Units that may become outstanding after the date of the original offer dated April 10, 2007 ("**Original Offer**") upon the exercise of options, warrants or other conversion or exchange rights) by: (i) extending the Expiry Time from 10:00 p.m. (Edmonton time) on May 28, 2007 to 12:00 midnight (Vancouver time) on June 7, 2007; and (ii) increasing the exchange ratio to 0.57 of a trust unit ("**Liquor Stores Unit**") of Liquor Stores Fund for each Liquor Barn Unit.

The Original Offer, as amended by a Notice of Extension dated May 14, 2007 (the "**Extended Offer**"), and as amended by this Notice of Change, Variation and Extension, are collectively referred to herein as the "**Offer**". Unless the context requires otherwise, capitalized terms used herein but not defined have the respective meanings set out in the Offer and Circular. Liquor Barn Unitholders should read the Original Offer, the Extended Offer, the Circular and this Notice of Change, Variation and Extension in their entirety. Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and the Circular, as amended by the Extended Offer (where applicable), and the related Amended Letter of Acceptance and Transmittal (as defined herein), continue to be applicable in all respects to the Offer.

THE OFFER HAS BEEN VARIED AND EXTENDED. THE OFFER IS NOW OPEN FOR ACCEPTANCE UNTIL 12:00 MIDNIGHT (VANCOUVER TIME) ON JUNE 7, 2007, UNLESS THE OFFER IS FURTHER EXTENDED, VARIED OR WITHDRAWN.

THE LIQUOR BARN BOARD OF TRUSTEES HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR TO THE LIQUOR BARN UNITHOLDERS AND IS IN THE BEST INTERESTS OF LIQUOR BARN FUND AND THE LIQUOR BARN UNITHOLDERS AND UNANIMOUSLY RECOMMENDS THAT LIQUOR BARN UNITHOLDERS ACCEPT THE OFFER.

IN ADDITION, THE OFFEROR HAS ENTERED INTO SUPPORT AGREEMENTS WITH THREE ADDITIONAL FOUNDING LIQUOR BARN UNITHOLDERS WHO HOLD AN AGGREGATE OF APPROXIMATELY 4.9% OF THE LIQUOR BARN VOTING UNITS PURSUANT TO WHICH SUCH PERSONS HAVE AGREED TO SUPPORT THE TRANSACTIONS DESCRIBED IN THE OFFER AND CIRCULAR AND TO IRREVOCABLY DEPOSIT THEIR LIQUOR BARN UNITS TO THE OFFER. THE OFFEROR HAS NOW ENTERED INTO SUPPORT AGREEMENTS WITH THE HOLDERS OF AN AGGREGATE OF APPROXIMATELY 13% OF THE LIQUOR BARN VOTING UNITS.

The Liquor Stores Units are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "LIQ.UN". The Liquor Barn Units are listed and posted for trading on the TSX under the symbol "LBN.UN". The closing prices of the Liquor Stores Units and the Liquor Barn Units on the TSX on April 9, 2007, the last trading day prior to the announcement of the Offer, were $21.33 and $8.40, respectively. The closing prices of the Liquor Stores Units and the Liquor Barn Units on the TSX on May 25, 2007, the last trading day prior to the announcement of the Offeror's intention to amend the Offer as described herein, were $21.84 and $11.00, respectively.

BASED ON THE MAY 25, 2007 CLOSING PRICE OF THE LIQUOR STORES UNITS ON THE TSX, THE OFFER CURRENTLY VALUES THE LIQUOR BARN UNITS AT $12.45, WHICH REPRESENTS A PREMIUM OF 48.2% OR $4.05 ABOVE THE CLOSING PRICE OF THE LIQUOR BARN UNITS OF $8.40 ON THE TSX ON APRIL 9, 2007.

BASED ON THE EXCHANGE RATIO OF 0.57:1, LIQUOR STORES FUND'S CURRENT MONTHLY DISTRIBUTION OF $0.125 PER UNIT ($1.50 ANNUALLY) EQUATES TO A MONTHLY DISTRIBUTION OF $0.0713 PER LIQUOR BARN UNIT ($0.855 ANNUALLY) COMPARED TO LIQUOR BARN FUND'S CURRENT MONTHLY DISTRIBUTION OF $0.0646 PER UNIT ($0.7752 ANNUALLY). ACCORDINGLY, LIQUOR BARN UNITHOLDERS WILL REALIZE AN IMMEDIATE 10.3% INCREASE IN THEIR MONTHLY CASH DISTRIBUTIONS.

Questions and requests for assistance may be directed to the Information Agent for the Offer:

Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number:
1-866-656-4120

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The Dealer Manager for the Offer is:

RBC CAPITAL MARKETS

200 Bay Street, 4th Floor
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2W7

Telephone: (416) 842-5596
Toll Free: 1-866-274-5613

Liquor Barn Unitholders may also contact their investment dealer, stock broker, bank manager, accountant, lawyer or professional advisor for assistance.

INFORMATION FOR U.S. LIQUOR BARN UNITHOLDERS

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer and the Merger are made for the securities of a Canadian trust. The Offer and the Merger are subject to Canadian disclosure requirements that are different from those of the United States. Financial statements of the Offeror included in the Offer and Circular, or incorporated by reference therein, as well as financial statements of Liquor Barn Fund, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for Liquor Barn Unitholders in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since the Offeror is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Liquor Stores GP may be residents of a foreign country.

Liquor Barn Unitholders in the U.S. may not be able to sue the Offeror or its officers (if any) or trustees, or the officers or directors of Liquor Stores GP, in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Liquor Stores GP to subject themselves to a U.S. court's judgment.

Liquor Barn Unitholders in the U.S. should be aware that the Offeror may purchase Liquor Barn Units otherwise than under the Offer, such as in open market or privately negotiated purchases.

Liquor Stores Units offered pursuant to the Offer and the Merger are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Rule 802 thereunder. No Liquor Stores Units will be delivered in the United States or to or for the account or for the benefit of a Person in the United States, unless the Offeror is satisfied that Liquor Stores Units may be delivered in the relevant jurisdiction without further action by the Offeror in reliance on such exemption or another exemption, or on a basis otherwise determined to be acceptable to the Offeror in its sole discretion. Ineligible Liquor Barn Unitholders who would otherwise receive Liquor Stores Units in exchange for their Liquor Barn Units may, at the sole discretion of the Offeror, have such Liquor Stores Units issued on their behalf to a selling agent, which shall, as agent for such Liquor Barn Unitholders, sell such Liquor Stores Units on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable withholding taxes, delivered to such Liquor Barn Unitholders.

Liquor Barn Unitholders should be aware that Liquor Stores Units issued pursuant to the Offer and the Merger will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, to the same extent and proportion that Liquor Barn Units tendered or exchanged or redeemed by the holder were restricted securities.

The tender of Liquor Barn Units under the Offer and the redemption or transfer of Liquor Barn Units under the Offer and the Merger may have tax consequences both in the United States and Canada. The consequences for holders who are resident in, or citizens of, the United States are not described in the Offer and Circular. Liquor Barn Unitholders are advised to consult their tax advisers to determine the particular tax consequences to them of acquiring the Liquor Stores Units.

Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the state of New Hampshire nor the fact that a security is effectively registered or a Person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of, or recommended or given approval to, any Person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of the foregoing.

FORWARD-LOOKING STATEMENTS

Certain statements in the Offer and Circular, and in certain documents incorporated by reference therein, are forward-looking statements, which reflect Liquor Stores GP management's current beliefs and expectations regarding the Offeror's and Liquor Stores LP's future growth, results of operations, performance, business prospects and opportunities. Such forward-looking statements are based on information currently available to management of Liquor Stores GP. Forward-looking statements involve significant risks and uncertainties. Many factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including industry risks associated with the retail liquor store business including: government regulation; competition; the Company's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to achieve the benefits of acquisitions; dependence on key personnel; supply interruption or delay; reliance on information and control systems; and dependence on capital markets to fund the Company's growth strategy beyond its available credit facilities. The risk factors also include risks associated with the structure of Liquor Stores Fund including: the dependence of Liquor Stores Fund on the Company; unpredictability and potential volatility of the trading price of the Liquor Stores Units including the effect of market interest rates on the price of Liquor Stores Units; the nature of the Liquor Stores Units; cash distributions are not guaranteed and will fluctuate with the Company's performance; the legal attributes of the Liquor Stores Units; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; the restrictions on the potential growth of the Company as a consequence of the payment by the Company of substantially all of its operating cash flow to Liquor Stores Fund; income tax related risks, including the risk of changes in the tax treatment of income trusts including those proposed in the 2006 Proposed Tax Changes; future sales of Liquor Stores Units by the holders of Liquor Stores Exchangeable LP Units and Liquor Stores Subordinated LP Units; the right to approve certain material transactions by certain holders of Liquor Stores Exchangeable LP Units and Liquor Stores Subordinated LP Units; investment eligibility of the Liquor Stores Units; the distribution of securities on redemption or termination of Liquor Stores Fund; and restrictions on non-resident Liquor Stores Unitholders and liquidity of Liquor Stores Units, among others. See Section 17 of the Circular, "Risk Factors". These factors should not be considered exhaustive. Although the forward-looking statements are based upon what Liquor Stores GP's management believes to be reasonable assumptions, the Offeror and Liquor Stores GP cannot assure investors that actual results will be consistent with these forward-looking statements. Such forward-looking statements are made as of the date hereof, as of the date of the Original Offer and Circular, as of the date of the Extended Offer, or as of the date specified in the documents incorporated by reference therein, as applicable. Except as expressly otherwise required by law, neither the Offeror nor Liquor Stores GP assumes any obligation to update or revise such statements or any information contained herein or in the Original Offer and Circular or the Extended Offer or to publicly release the results of any revisions to forward-looking statements to reflect new events, assumptions or circumstances that the Offeror or Liquor Stores GP may become aware of after the date of the Offer and Circular. Undue reliance should not be placed on forward-looking statements.

INFORMATION CONCERNING LIQUOR BARN FUND

As of the date hereof the Offeror has not had access to the non-public books and records of Liquor Barn Fund and the Offeror is not in a position to independently assess or verify the information in Liquor Barn Fund's publicly filed documents, including its financial statements. As a result, all historical information regarding Liquor Barn Fund contained in the Offer and Circular, including all Liquor Barn Fund financial information and all pro forma financial information reflecting the pro forma effects of a combination of Liquor Barn Fund and the Offeror derived in part from Liquor Barn Fund's financial information, has been derived from Liquor Barn Fund's public reports and securities filings. See Section 17 of the Circular, "Risk Factors – Verification of Liquor Barn Fund Information in the Offer and Circular".

DISCLAIMER

The statements made in the Offer and in the Circular are, to the extent they are the responsibility of the Offeror's Trustees, the responsibility of the Offeror's Trustees in their capacity as trustees and not in their personal capacity, and, except as expressly otherwise required by law, in no event shall such trustees be personally liable for any statements contained therein nor shall resort be had to, or redress, recourse or satisfaction result from, the private and/or personal property of the Offeror's Trustees or of Liquor Stores Unitholders.

CURRENCY

In the Original Offer, the Extended Offer, the Circular and this Notice of Change, Variation and Extension, unless otherwise specified, all references to "dollars" or "$" are to Canadian dollars and all references to "US dollars" or "US$" are to United States dollars.

NOTICE OF CHANGE, VARIATION AND EXTENSION

May 28, 2007

TO: THE UNITHOLDERS OF LIQUOR BARN INCOME FUND

This Notice of Change, Variation and Extension amends and supplements the Original Offer, the Extended Offer and the Circular. Except as otherwise set forth in this Notice of Change, Variation and Extension, the information, terms and conditions of the Original Offer, the Extended Offer and the Circular continue to be applicable in all respects and this Notice of Change, Variation and Extension should be read in conjunction with the Original Offer, the Extended Offer and the Circular, the provisions of which (as hereby supplemented) are incorporated herein by reference (except as amended herein). References to the "**Offer**" means the offer to purchase all of the outstanding trust units of Liquor Barn Fund (including any Liquor Barn Units that may become outstanding after the date of the Original Offer upon the exercise of options, warrants or other conversion or exchange rights), set out in the Original Offer, the Extended Offer and the Circular, as supplemented and amended by this Notice of Change, Variation and Extension. References to the "**Offer and Circular**" means, collectively, the Original Offer, the Extended Offer, the Circular and this Notice of Change, Variation and Extension.

1. EXTENSION OF THE OFFER

The Offeror has amended the Original Offer, as amended by the Extended Offer, by extending the time during which the Offer is open for acceptance from 10:00 p.m. (Edmonton time) on May 28, 2007 to **12:00 midnight (Vancouver time) on June 7, 2007**. Accordingly: (i) the definition of "**Expiry Date**" in the Original Offer, as amended by the Extended Offer, has been amended to mean June 7, 2007 or such later date as may be fixed by the Offeror from time to time as provided in Section 5 of the Original Offer, "Extension, Variation or Change in the Offer"; and (ii) the definition of "**Expiry Time**" in the Original Offer, as amended by the Extended Offer, has been amended to mean 12:00 midnight (Vancouver time) on the Expiry Date, or such later time and date as may be fixed by the Offeror from time to time as provided in Section 5 of the Original Offer, "Extension, Variation or Change in the Offer".

2. INCREASE IN EXCHANGE RATIO

The Offeror has increased the Exchange Ratio to 0.57 of a Liquor Stores Unit for each Liquor Barn Unit. Accordingly, the definition of "Exchange Ratio" in the definition section of the Offer and Circular has been amended to mean 0.57 of a Liquor Stores Unit for each Liquor Barn Unit, subject to adjustment as provided for in the Offer. All references in the Offer and Circular to "0.53:1", "0.53 of a trust unit of Liquor Stores Fund" and "0.53 of a Liquor Stores Unit", are deleted and replaced with "0.57:1", "0.57 of a trust unit of Liquor Stores Fund", and "0.57 of a Liquor Stores Unit", respectively.

3. CHANGES IN INFORMATION IN THE OFFER, THE EXTENDED OFFER AND THE CIRCULAR

(a) The definition of "**Letter of Acceptance and Transmittal**" in the "Definitions" section of the Offer and Circular is deleted in its entirety and the follow defined term is added to the "Definitions" section of the Offer and Circular:

"**Amended Letter of Acceptance and Transmittal**" means the amended letter of acceptance and transmittal provided by the Offeror to CDS, as the sole registered holder of the Liquor Barn Units, for use in connection with the Offer.

(b) The defined term "Letter of Acceptance and Transmittal" is deleted in each place in which it appears in the Offer and Circular, and is replaced with the defined term "Amended Letter of Acceptance and Transmittal".

(c) The Pro Forma Consolidated Financial Statements contained in Schedule "A" of the Circular are deleted in their entirety and are replaced with the Pro Forma Consolidated Financial Statements contained in Schedule "A" attached hereto.

(d) The following paragraph is added immediately prior to the final paragraph under Section 1 of the "Summary" in the Offer and Circular and immediately prior to the final paragraph under Section 1 of the Offer:

"No fractional Liquor Stores Units will be issued under the Merger. If CDS, as the registered holder of all of the Liquor Barn Units, would otherwise be entitled to receive a fractional Liquor Stores Unit under the Merger, the number of Liquor Stores

Units issuable to CDS will be rounded up to the next whole number. Liquor Barn Unitholders should consult their broker or other nominee to confirm whether fractional Liquor Stores Units or cash in lieu thereof will be paid to them by their broker or other nominee under the Merger."

(e) The disclosure set forth under Section 19 of the Circular, "Documents Incorporated by Reference" is deleted in its entirety and is replaced with the following:

"The following documents of the Offeror filed with the Canadian Securities Regulatory Authorities are specifically incorporated by reference into and form an integral part of this Circular:

(a) the annual information form of the Offeror dated March 30, 2007 (the "**Offeror's AIF**");

(b) the comparative financial statements, together with the accompanying report of the auditors, for the year ended December 31, 2006 of the Offeror;

(c) management's discussion and analysis of financial condition and results of operations of the Offeror for the fiscal year ended December 31, 2006;

(d) the material change report of the Offeror dated April 20, 2007 regarding the commencement of the Offer;

(e) the management information circular of the Offeror dated April 11, 2007 prepared in connection with the annual meeting of Liquor Stores Unitholders held on May 15, 2007;

(f) the comparative financial statements for the three months ended March 31, 2007 of the Offeror; and

(g) management's discussion and analysis of financial condition and results of operations of the Offeror for the three months ended March 31, 2007.

Any material change reports (except confidential material change reports), financial statements, management's discussion and analysis, business acquisition reports and information circulars filed by the Offeror after the date of the Offer and this Circular and before the Expiry Time are deemed to be incorporated by reference in this Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Offer and Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer and Circular.

Liquor Stores Fund's web site is located at www.liquorstoresincomefund.ca. The contents thereof are expressly not incorporated by reference into the Offer and Circular."

(f) All references in the Offer and Circular to "4:59 p.m. (Edmonton time)" are deleted and replaced with references to "4:59 p.m. (Vancouver time)".

(g) All references in the Offer and Circular to "5:00 p.m. (Edmonton time)" are deleted and replaced with references to "5:00 p.m. (Vancouver time)".

(h) All references in the Offer and Circular to "9:00 p.m. (Edmonton time)" are deleted and replaced with references to "9:00 p.m. (Vancouver time)".

(i) All references in the Offer and Circular to "9:59 p.m. (Edmonton time)" are deleted and replaced with references to "11:59 p.m. (Vancouver time)".

(j) All references in the Offer and Circular to "10:00 p.m. (Edmonton time)" are deleted and replaced with references to "12:00 midnight (Vancouver time)".

4. CONDITIONS TO THE OFFER

The condition contained in paragraph 4(m) of the Offer, "Conditions of the Offer" regarding access to non-public information of Liquor Barn Fund is deleted in its entirety. The Offer remains subject to all other conditions set forth in Section 4 of the Original Offer, "Conditions of the Offer".

5. RECENT DEVELOPMENTS

On May 15, 2007, the Offeror held its annual general meeting of Liquor Stores Unitholders at which the Liquor Stores Unitholders reappointed the Offeror's Trustees and auditors.

On May 15, 2007, Liquor Barn Fund announced its 2007 first quarter financial results.

On May 17, 2007, the Offeror mailed the Extended Offer to Liquor Barn Unitholders, pursuant to which the Expiry Date of the Offer was extended from May 17, 2007 to May 28, 2007.

On May 18, 2007, Dr. John Mather ("**Mather**"), the President, Chief Executive Officer and a director of Liquor Barn GP (the administrator of Liquor Barn Fund and the general partner of Liquor Barn Partnership), announced that he had indirectly acquired 100,000 Liquor Barn Units, or approximately 1% of the issued and outstanding Liquor Barn Units. Mather also announced that as a result he now owned or controlled approximately 15.4% of the Liquor Barn Units on a partially diluted basis (assuming the conversion of the Liquor Barn Exchangeable LP Units and Liquor Barn Subordinated LP Units owned or controlled by Mather).

On May 22, 2007, Mather announced that he had indirectly acquired an additional 225,100 Liquor Barn Units, or approximately 2.2% of the issued and outstanding Liquor Barn Units. Mather also announced that as a result he now owned or controlled approximately 17.3% of the Liquor Barn Units on a partially diluted basis (assuming the conversion of the Liquor Barn Exchangeable LP Units and Liquor Barn Subordinated LP Units owned or controlled by Mather).

On May 24, 2007, Mather announced that he had indirectly acquired an additional 305,000 Liquor Barn Units, or approximately 3% of the issued and outstanding Liquor Barn Units. Mather also announced that as a result he now owned or controlled approximately 19.9% of the Liquor Barn Units on a partially diluted basis (assuming the conversion of the Liquor Barn Exchangeable LP Units and Liquor Barn Subordinated LP Units owned or controlled by Mather). Mather further announced his intention to seek to replace a majority or all of the Liquor Barn Trustees at Liquor Barn Fund's annual general meeting of Liquor Barn Unitholders in June 2007 and to thereafter conduct another review of strategic alternatives for Liquor Barn Fund.

On May 24, 2007, Liquor Barn Fund announced that its strategic alternatives review process remained actively underway and advised that Mather was not currently involved in the process and that his actions were not reflective of the status of the process.

On May 25, 2007, the Offeror and Liquor Barn Fund entered into a support agreement (the "**Support Agreement**") pursuant to which, among other things, the Offeror agreed to amend the Offer as set out in this Notice of Change, Variation and Extension, and Liquor Barn Fund represented that the Liquor Barn Board of Trustees had determined unanimously that, as at the date thereof: (i) the Offer is fair to the Liquor Barn Unitholders and it is in the best interests of Liquor Barn Fund and the Liquor Barn Unitholders; and (ii) it will unanimously recommend that the Liquor Barn Unitholders accept the Offer. See Section 3 above, "Changes in Information in the Offer, the Extended Offer and the Circular". The principal terms of the Support Agreement are summarized below.

Also on May 25, 2007, prior to entering into the Support Agreement, the Liquor Barn Board of Trustees received a fairness opinion from its financial advisor, TD Securities Inc., that, as of the date thereof, the consideration per Liquor Barn Unit offered pursuant to the Offer is fair, from a financial point of view, to Liquor Barn Unitholders. In the Support Agreement, Liquor Barn Fund has agreed to prepare and mail to each Liquor Barn Unitholder, as soon as is practicable after the mailing by the Offeror of this Notice of Change, Variation and Extension, a notice of change to the Liquor Barn Board of Trustees' circular, wherein the Liquor Barn Board of Trustees shall unanimously recommend that the Liquor Barn Unitholders accept the Offer. In the Support Agreement, Liquor Barn Fund has represented that each of the Liquor Barn Trustees intends to tender to the Offer all Liquor Barn Units of which he is the beneficial owner.

Also on May 25, 2007, the Offeror entered into support agreements with three additional founding Liquor Barn Unitholders who hold an aggregate of approximately 4.9% of the Liquor Barn Voting Units pursuant to which such persons have agreed to support the transactions described in the Offer and Circular and to irrevocably deposit their Liquor Barn Units to the Offer. The Offeror has now entered into support agreements with the holders of an aggregate of approximately 13% of the Liquor Barn Voting Units.

The Support Agreement

The following is a summary of the material terms of the Support Agreement. It is qualified in its entirety by reference to the full text thereof, a copy of which has been filed on SEDAR (www.sedar.com) and is available on the Offeror's website (www.liquorstoresincomefund.ca) and on Liquor Barn Fund's website (www.liquorbarn.ca). A copy of the Support Agreement may be obtained on request and without charge from the Vice-President, Finance and Chief Financial Officer of Liquor Stores GP at Suite 1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1 (telephone: (780) 917-4179).

The Offer

In the Support Agreement, the Offeror has agreed to vary the terms of the Offer to: (i) increase the Exchange Ratio to 0.57 of a Liquor Stores Unit per Liquor Barn Unit; (ii) extend the Expiry Date to a date (the "**Closing Date**") expected to be June 7, 2007 but (through one or more extensions of the Offer) not later than June 29, 2007; and (iii) delete the condition contained in section 4(m) of the Offer.

Liquor Barn Fund agreed that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, provided that the Offeror may not, without the prior written consent of Liquor Barn Fund: (i) modify or waive the Minimum Condition; (ii) decrease the consideration payable per Liquor Barn Unit; (iii) change the form of consideration payable under the Offer (other than to add additional consideration or to provide Liquor Barn Unitholders with the option to choose one or more alternative forms of consideration in addition to the form of consideration contemplated herein); (iv) decrease the number of Liquor Barn Units in respect of which the Offer is made; or (v) impose additional conditions to the Offer or otherwise vary the Offer in a manner which is adverse to the Liquor Barn Unitholders.

Liquor Barn Fund Approval and Cooperation

In the Support Agreement, Liquor Barn Fund represents that the Liquor Barn Board of Trustees: (i) has obtained an opinion from TD Securities Inc. that, as of the date thereof, the consideration per Liquor Barn Unit offered pursuant to the Offer is fair, from a financial point of view, to Liquor Barn Unitholders; (ii) has approved the Support Agreement; (iii) has determined unanimously that, as at the date thereof: (a) the Offer is fair to the Liquor Barn Unitholders and is in the best interests of Liquor Barn Fund and the Liquor Barn Unitholders; and (b) it will unanimously recommend that the Liquor Barn Unitholders accept the Offer.

Liquor Barn Fund has also agreed that it will prepare and mail to each Liquor Barn Unitholder, as soon as is practicable after the mailing by the Offeror of this Notice of Change, Variation, and Extension, the notice of change to the Liquor Barn Board of Trustees circular setting forth (among other things) the recommendation of the Liquor Barn Board of Trustees as described above.

Liquor Barn Fund has also agreed to co-operate with the Offeror and take all reasonable action to support the Offer and the Merger Transaction, including assisting with obtaining third party consents and regulatory approvals.

Unitholder Rights Plan

Liquor Barn Fund has represented that the Liquor Barn Board of Trustees will waive the application of the unitholder rights plan of Liquor Barn Fund dated April 18, 2007 (the "**Rights Plan**") to the Offer and to any other actions taken by the Offeror in furtherance of the Offer, effective as at 5:00 p.m. (Edmonton time) on the business day preceding the Expiry Date, and Liquor Barn Fund has agreed to take any further action required to cause the Rights Plan to be inapplicable to the Offer. Liquor Barn Fund has agreed that except for the waiver contemplated in respect of the Offer, it will not amend, modify or terminate the Rights Plan or redeem the rights other than in certain circumstances.

Mutual Covenants

The Offeror and Liquor Barn Fund have agreed that if the Offeror takes up and pays for Liquor Barn Units pursuant to the Offer, the Offeror and Liquor Barn Fund will use all reasonable commercial efforts to cause and to enable the Offeror to expeditiously complete the Merger Transaction.

Covenants of Liquor Barn Fund

Liquor Barn Fund has agreed in the Support Agreement that, among other things: (i) it will conduct its business only in the usual, ordinary and regular course of business and consistent with past practice until the Closing Date and will not enter into or renew or amend any material agreements; (ii) it will not do or permit to occur (except in certain circumstances) certain things relating to, among other things, changes in its capital, amendments to its constating documents, payments of distributions, the purchase of its securities, the completion of business combinations or reorganizations, the making of capital expenditures beyond certain prescribed levels, changes in staff compensation levels, changes to its accounting policies, settling any material litigation or claims, making acquisitions and incurring any indebtedness (other than permitted increases to its existing credit facility) or issuing any debt securities; (iii) it will not enter into or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, severance, retention or termination pay to, any officers, directors or trustees of Liquor Barn Fund or any of its subsidiaries, other than pursuant to existing agreements, policies or arrangements, (iv) it will use its reasonable efforts to cause its current insurance (or re-insurance) policies and bonds not to be cancelled or terminated or any of the coverages thereunder to lapse; (v) it will use its reasonable efforts to preserve intact its business organizations and goodwill, to keep available the services of its employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with Liquor Barn Fund; (vi) promptly notify the Offeror of any Material Adverse Change of its business or in the operation of its properties; (vii) it will not settle or compromise any claim brought by any present, former or purported holder of any securities of Liquor Barn Fund in connection with the transactions contemplated by the Support Agreement or the Offer; (viii) subject to certain exceptions, Liquor Barn Fund shall not, and shall cause each of its subsidiaries to not provide any material information or documentation of or pertaining to Liquor Barn Fund or any of its subsidiaries or their respective business or assets to John Mather, and Liquor Barn Fund shall immediately notify the Offeror of any request by John Mather, directly or indirectly, for any such information, documentation or access; and (ix) it will not enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing matters.

Covenants of Liquor Stores Fund

Liquor Stores Fund has agreed in the Support Agreement that, among other things: (i) it will conduct its business in the ordinary course of business and consistent with past practice; (ii) it will not do or permit to occur (except in certain circumstances) certain things relating to, among other things, amendments to its declaration of trust, split, combine or reclassify any outstanding Liquor Stores Units, or redeem, purchase or offer to purchase any Liquor Stores Units; (iii) it will promptly notify Liquor Barn Fund orally and in writing of any Material Adverse Change in the normal course of its business or in the operation of its properties; (iv) it will cause Liquor Barn Fund to comply with all of its obligations to the employees and officers of Liquor Barn Fund pursuant to existing agreements with such employees, applicable incentive plans and applicable statutes, rules, regulations or laws; (v) it will maintain or acquire and maintain prepaid, non-cancellable run-off trustees', directors' and officers' liability insurance coverage providing coverage for the current and former trustees, directors and officers of Liquor Barn Fund and its subsidiaries for the period from the Closing Date until six years after the Closing Date on terms no less favourable than those contained in Liquor Barn Fund's current insurance policies; and (vi) it will keep the current indemnity agreements in place for the current trustees, directors and officers of Liquor Barn Fund and its subsidiaries and will indemnify the current and former trustees, directors and officers of Liquor Barn Fund and its subsidiaries to the fullest extent to which the Offeror and Liquor Barn Fund and its subsidiaries are permitted to indemnity such trustees, officers and directors under their respective declarations of trust, constating documents and by-laws, contracts of indemnity and under applicable statutes, rules, regulations or laws, from all claims or potential claims in connection with Liquor Barn Fund, its subsidiaries or the transactions contemplated under the Support Agreement, for a minimum period of six years following completion of the Offer.

Non-Solicitation

Liquor Barn Fund has agreed in the Support Agreement that it will not, directly or indirectly, through any officer, trustee, director, employee, representative, solicitor, financial advisor or agent of Liquor Barn Fund or any of its subsidiaries (other than John Mather unless acting in his capacity as an officer, director or employee of Liquor Barn Fund or any of its subsidiaries), (A) initiate, facilitate, solicit or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding any merger, amalgamation, arrangement, take-over bid, winding-up, redemption of Liquor Barn Units, sale of substantial assets, sale of units or treasury shares or rights or interests therein or thereto or similar transactions involving Liquor Barn Fund or any subsidiaries of Liquor Barn Fund (any of the foregoing inquiries or proposals being referred to herein as an "**Acquisition Proposal**"), (B) participate in any substantive discussions or negotiations regarding an Acquisition Proposal, (C) withdraw or modify, in a manner adverse to the Offer, the approval of the Liquor Barn Board of Trustees of the Offer, (D) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (E) accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in the Support Agreement prevents Liquor Barn Fund from considering and negotiating an unsolicited bona fide written Acquisition Proposal that: (i) did not result from a breach of the foregoing covenants; (ii) is reasonably likely to, taking into account all of the terms and conditions of such Acquisition Proposal and its consequences to the Liquor Barn Unitholders, if consummated in accordance with its terms (but not disregarding any risk of non completion), result in a transaction more favourable to Liquor Barn Unitholders from a financial point of view than the Offer; (iii) is likely to be completed without undue delay in accordance with its terms, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; and (iv) which the Liquor Barn Board of Trustees determines in good faith (after consultation with its financial advisors and receiving the advice of counsel) that the Liquor Barn Board of Trustees is required to do so in order to properly discharge its fiduciary duties (any such Acquisition Proposal that satisfies each of the conditions in subparagraphs (i) through (iv) above being referred to herein as a "**Superior Proposal**"). Liquor Barn Fund has also agreed in the Support Agreement not to release any third party from any "standstill" or similar agreement or covenant to which it is a party in respect of Liquor Barn Fund or its subsidiaries.

Liquor Barn Fund has agreed in the Support Agreement that it will, and will cause the trustees, officers, directors, employees, representatives and agents of Liquor Barn Fund and its subsidiaries (other than John Mather) to, immediately cease and cause to be terminated any existing discussions or negotiations with any parties with respect to any Acquisition Proposal or potential Acquisition Proposal. Liquor Barn Fund has also agreed to promptly request the return or destruction of all information provided to any third party which, at any time since December 1, 2006, has entered into a confidentiality agreement with Liquor Barn Fund relating to a potential Acquisition Proposal, and to use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreement. Liquor Barn Fund must immediately notify the Offeror of any Acquisition Proposal and any inquiries that could be reasonably expected to lead to any Acquisition Proposal of which any of its trustees or officers (other than John Mather) are or become aware, or any amendments to the foregoing, or any request for non-public information relating to Liquor Barn Fund or any of its subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of Liquor Barn Fund or any subsidiary by any person or entity that informs any officer or trustee of Liquor Barn Fund (other than John Mather) that it is considering making, or has made, an Acquisition Proposal.

If the Liquor Barn Board of Trustees receives a request for non-public information from a party who presents to Liquor Barn Fund a *bona fide* Acquisition Proposal and the Liquor Barn Board of Trustees determines in good faith (after determining, with the advice of outside legal counsel and financial advisors, that it is necessary for the Liquor Barn Board of Trustees to consider such Acquisition Proposal in order to fulfil its fiduciary duties) that such proposal if consummated in accordance with its terms, would reasonably be expected to be a Superior Proposal, then, and only in such case, Liquor Barn Fund may, subject to the execution of a confidentiality and standstill agreement considered reasonable by Liquor Barn Fund in favour of Liquor Barn Fund and its subsidiaries (provided that such confidentiality and standstill agreement, if not existing on the date hereof, may not preclude Liquor Barn Fund from complying with the provisions of the Support Agreement and may not include any provision calling for an exclusive right to negotiate with Liquor Barn Fund and may not prohibit Liquor Barn Fund from providing information to the Offeror regarding the Acquisition Proposal), provide such party with access to non-public information regarding Liquor Barn Fund and its subsidiaries. Liquor Barn Fund has agreed to send a copy of any such confidentiality and standstill agreement to the Offeror immediately upon its execution and, provided the Offeror executes an agreement substantially the same as such confidentiality and standstill agreement (excluding any "standstill" or similar provisions) will provide the Offeror with a list of or copies of the information provided to such party and immediately provide the Offeror with access to similar information to which such party was provided.

Right of Matching

Liquor Barn Fund covenants that it and its subsidiaries will not accept, approve, recommend or enter into any agreement, understanding or arrangement (other than a confidentiality and standstill agreement as contemplated above) regarding a Superior Proposal unless: (i) Liquor Barn Fund has complied with its non-solicitation obligations under the Support Agreement and has provided the Offeror with a copy of the Superior Proposal; (ii) the Superior Proposal is (A) a transaction in which the financing is then committed or confirmed by its sources to be available without additional conditions and (B) not subject to a due diligence condition; and (iii) a period (the "**Response Period**") of four business days, or such shorter period as may then remain until the Expiry Date (unless subsequently extended), shall have elapsed from the date on which the Offeror received written notice from the Liquor Barn

Board of Trustees that the Liquor Barn Board of Trustees has determined, subject only to compliance with the right of matching provisions of the Support Agreement, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal.

During the Response Period, the Offeror will have the right, but not the obligation, to offer to amend the terms of the Offer. The Liquor Barn Board of Trustees will review any such proposal by the Offeror to amend the terms of the Offer, including an increase in, or modification of, the consideration to be received by the Liquor Barn Unitholders, to determine whether the Acquisition Proposal to which the Offeror is responding would be a Superior Proposal when assessed against the Offer as it is proposed by the Offeror to be amended. If the Liquor Barn Board of Trustees does not in good faith so determine, the Liquor Barn Board of Trustees will promptly reaffirm its recommendation of the Offer, as so amended. If the Liquor Barn Board of Trustees does in good faith so determine, Liquor Barn Fund may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Liquor Barn Unitholders shall constitute a new Acquisition Proposal for the purposes of the right to matching provisions of the Support Agreement and the Offeror will be afforded a new Response Period in respect of each such Acquisition Proposal.

Liquor Barn Options

Under the Support Agreement, the Liquor Barn Board of Trustees may make such amendments to Liquor Barn Fund's option plan to permit all persons holding Liquor Barn Options, which by their terms are otherwise currently exercisable or not, to exercise such Liquor Barn Options, including by causing the vesting thereof to be accelerated, or to otherwise determine the manner in which Liquor Barn Options will be treated in connection with the Offer and the Merger.

Break Fee

If, at any time after the execution of the Support Agreement (and in the case of paragraphs (i) and (ii) prior to the Closing Date): (i) the Liquor Barn Board of Trustees shall have approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by the Support Agreement) or failed to reaffirm support of the Offer, within four business days following an announcement made by a third party in respect of any Acquisition Proposal or a request by the Offeror at any time to publicly reaffirm such recommendation; (ii) Liquor Barn Fund withdraws or modifies its approval of or recommendation that the Liquor Barn Unitholders accept the Offer; or (iii) in a case where neither (i) nor (ii) above is applicable: (A) after the date of the Support Agreement and prior to the Expiry Date, an Acquisition Proposal is publicly announced; (B) the Offer is not completed as a result of the Minimum Condition not being satisfied; and (C) within 12 months after the termination of the Support Agreement, the Liquor Barn Fund shall have entered into a definitive agreement to consummate, or there shall have been consummated, the Acquisition Proposal or an Acquisition Proposal that includes one or more of the same parties who made or announced the Acquisition Proposal referred to in paragraph (A); then Liquor Barn Fund shall pay to the Offeror $6,500,000 (the "**Break Fee**") in immediately available funds to an account designated by the Offeror.

Representations and Warranties of Liquor Barn Fund

The Support Agreement contains representations and warranties of Liquor Barn Fund, including the following: (i) as to Liquor Barn Fund's trust status, the status of the Liquor Barn Trustees and the due authorization of the execution and delivery by Liquor Barn Fund of the Support Agreement and the performance by Liquor Barn Fund of its obligations thereunder and the enforceability of the Support Agreement against Liquor Barn Fund; (ii) as to the audited consolidated financial statements of Liquor Barn Fund for the fiscal period ended December 31, 2006 and the unaudited consolidated financial statements of Liquor Barn Fund for the three months ended March 31, 2007; (iii) as to the capitalization of Liquor Barn Fund and its subsidiaries; (iv) that except as otherwise noted, all issued and outstanding trust units of Liquor Barn Operating Trust, Liquor Barn Operating Trust Notes, Liquor Barn Ordinary LP Units and shares in the capital of Liquor Barn GP are free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity; (v) except as otherwise noted, no person has any agreement or option, or right or privilege (whether preemptive or contractual) capable of becoming an agreement or option (including convertible or exchangeable securities or warrants) for the purchase, subscription for or issuance of any issued or unissued securities of any kind of Liquor Barn Fund or any of its subsidiaries; (vi) that the execution and delivery of the Support Agreement, the fulfilment of the terms thereof by Liquor Barn Fund, and the completion of the Offer and the Merger will not (except as otherwise noted) require any consents or approvals or result in a breach of any applicable constating documents, resolutions, agreements or laws;

(vii) after giving effect to all subsequent filings in relation to matters covered in earlier filings, the public filings made by Liquor Barn Fund under the provisions of applicable Canadian securities laws do not contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; (viii) except as noted, there are no actions, suits, proceedings or inquiries pending or, to the knowledge of Liquor Barn Fund, threatened against or affecting Liquor Barn Fund or any of its subsidiaries which may have a Material Adverse Effect on Liquor Barn Fund or its subsidiaries (taken together as a whole); (ix) as at April 30, 2007, Liquor Barn Fund's consolidated indebtedness did not exceed $30 million, exclusive of the Liquor Barn Convertible Debentures; (x) neither Liquor Barn Fund nor any of its subsidiaries has retained nor will any of them retain any financial advisor, broker, agent or finder or has paid or agreed to pay any financial advisor, broker, agent or finder, except TDSI; (xi) the aggregate obligations or liabilities of Liquor Barn Fund or any of its Subsidiaries to pay an amount to any of their respective officers, directors and trustees, including for success fees, transaction fees, long term and short term incentives, and for severance and termination payments on a change of control of Liquor Barn Fund or any of its subsidiaries pursuant to any employment agreements or otherwise do not exceed $1 million; and (xii) the Liquor Barn Units are not registered or required to be registered pursuant to Section 12 of the *U.S. Securities Exchange Act* of 1934, as amended, and Liquor Barn Fund is not required to file reports pursuant to Section 13 or 15(d) of such Act.

Representations and Warranties of Liquor Stores Fund

The Support Agreement contains representations and warranties of Liquor Stores Fund, including the following: (i) as to Liquor Stores Fund's trust status, the status of the Offeror's Trustees and the due authorization of the execution and delivery by Liquor Stores Fund of the Support Agreement and the performance by Liquor Stores Fund of its obligations thereunder and the enforceability of the Support Agreement against Liquor Stores Fund; (ii) as to the audited consolidated financial statements of Liquor Stores Fund for the fiscal year ended December 31, 2006 and the unaudited consolidated financial statements of Liquor Stores Fund for the three months ended March 31, 2007; (iii) as to the capitalization of Liquor Stores Fund and its subsidiaries; (iv) that except as otherwise noted, all issued and outstanding LSOT Units, LSOT Notes, Liquor Stores Ordinary LP Units and shares in the capital of Liquor Stores GP are free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity; (v) except as otherwise noted, no person has any agreement or option, or right or privilege (whether preemptive or contractual) capable of becoming an agreement or option (including convertible or exchangeable securities or warrants) for the purchase, subscription for or issuance of any issued or unissued securities of any kind of Liquor Stores Fund or any of its subsidiaries; (vi) that the execution and delivery of the Support Agreement, the fulfilment of the terms thereof by Liquor Stores Fund, and the completion of the Offer and the Merger will not (except as otherwise noted) require any consents or approvals or result in a breach of any applicable constating documents, resolutions, agreements or laws; (vii) after giving effect to all subsequent filings in relation to matters covered in earlier filings, the public filings made by Liquor Stores Fund under the provisions of applicable Canadian securities laws do not contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; (viii) there are no actions, suits, proceedings or inquiries pending or, to the knowledge of Liquor Stores Fund, threatened against or affecting Liquor Stores Fund or any of its subsidiaries which may have a Material Adverse Effect on Liquor Stores Fund.

Termination

The Support Agreement may be terminated at any time prior to the Effective Time: (i) by mutual written consent of the Offeror and Liquor Barn Fund; (ii) by Liquor Barn Fund (without payment of the Break Fee) if (A) the Offeror has failed to perform any material covenant required to be performed by it pursuant to the Support Agreement, provided such failure to perform a material covenant is not cured within 5 business days of written notice to the Offeror thereof, (B) any representation or warranty made by the Offeror herein is untrue in any material respect; or (C) if there is a Material Adverse Change in respect of the Offeror; (iii) by the Offeror if (A) Liquor Barn Fund has failed to perform any material covenant required to be performed by it pursuant to the Support Agreement, provided such failure to perform a material covenant is not cured within 5 business days of written notice to Liquor Barn Fund thereof, (B) any representation or warranty made by Liquor Barn Fund herein is untrue in any material respect; or (C) if there is a Material Adverse Change in respect of Liquor Barn Fund; (iv) by either the Offeror or Liquor Barn Fund after June 29, 2007 if the Offeror has not acquired Liquor Barn Units pursuant to the Offer provided that the failure of the Offeror to acquire Liquor Barn Units pursuant to the Offer by such date is not the result of the breach of a representation, warranty or covenant by the party seeking to terminate the Support Agreement; or (v) by either the Offeror or Liquor Barn Fund following the payment of the Break Fee.

6. TAKE UP OF AND PAYMENT FOR DEPOSITED LIQUOR BARN UNITS

Upon and subject to the terms and conditions of the Offer, the Offeror will be obliged to take up and pay for Liquor Barn Units duly and validly deposited pursuant to the Offer as described in Section 6 of the Original Offer, "Take Up of and Payment for Deposited Liquor Barn Units".

7. TIME FOR AND MANNER OF ACCEPTANCE

The Offer is now open for acceptance until 12:00 midnight (Vancouver time) on June 7, 2007. As Liquor Barn Units are held solely through the book-entry system maintained by CDS, Liquor Barn Unitholders do not hold certificates representing their Liquor Barn Units and thus must contact their broker or other nominee for assistance in tendering. **Liquor Barn Unitholders who have validly deposited and not withdrawn their Liquor Barn Units to the Offer and made an Offer Election or a Merger Election need take no further action to accept the Offer.** The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in Section 3 of the Original Offer, "Manner of Acceptance".

8. RIGHT TO WITHDRAW DEPOSITED LIQUOR BARN UNITS

Liquor Barn Unitholders have the right to withdraw their Liquor Barn Units deposited to the Offer as described in Section 7 of the Original Offer, "Right to Withdraw Deposited Liquor Barn Units". The Offeror reserves the right to permit withdrawals of Liquor Barn Units deposited under the Offer other than as set forth in Section 7 of the Original Offer. Merger Electing Liquor Barn Unitholders will have taken all necessary steps to have their Merger Elected Liquor Barn Units withdrawn from the Offer as of 9:00 p.m. (Vancouver time) on the Expiry Date, and the Merger Elected Liquor Barn Units will be so withdrawn, so as to participate in the Merger.

9. CONSEQUENTIAL AMENDMENTS

Consequential amendments to the Original Offer, the Extended Offer and the Circular, including the "Questions and Answers" contained therein on pages 9 to 12, inclusive, and the "Summary" contained therein on pages 13 to 21, inclusive, to reflect the contents of this Notice of Change, Variation and Extension are deemed to be made where required.

10. OFFEREES' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Liquor Barn Unitholders with, in addition to any other rights they may have at Law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular that is required to be delivered to the Liquor Barn Unitholders. However, such rights must be exercised within prescribed time limits. Liquor Barn Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer. Such rights may in certain cases need to be exercised through CDS on behalf of a Liquor Barn Unitholder. Liquor Barn Unitholders should accordingly also contact their broker or other nominee for assistance as required.

AUDITORS' CONSENT

We have read the Notice of Change, Variation and Extension dated May 28, 2007 to the Offer and Circular dated April 10, 2007, as extended by Notice of Extension dated May 14, 2007 (collectively, the "**Circular**") relating to the offer by Liquor Stores Income Fund to purchase all of the trust units of Liquor Barn Income Fund.

We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents. We consent to the incorporation by reference in the above-mentioned Circular of our report to the unitholders of Liquor Stores Income Fund on the consolidated balance sheets of Liquor Stores Income Fund as at December 31, 2006 and 2005 and the consolidated statements of earnings and cumulative undistributed earnings and cash flows for each of the years ended December 31, 2006 and 2005. Our report is dated March 7, 2007.

Edmonton, Alberta
May 28, 2007

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

CONSENT OF COUNSEL

We have read the Notice of Change, Variation and Extension dated May 28, 2007 to the Offer and Circular dated April 10, 2007, as extended by Notice of Extension dated May 14, 2007 (collectively, the "**Circular**") relating to the offer by Liquor Stores Income Fund to purchase all of the trust units of Liquor Barn Income Fund.

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Circular.

Calgary, Alberta
May 28, 2007

(signed) "Burnet, Duckworth & Palmer LLP"

APPROVAL AND CERTIFICATE OF THE OFFEROR

The contents of this Notice of Change, Variation and Extension have been approved and the sending, communication or delivery thereof to the Liquor Barn Unitholders has been authorized by the board of trustees of the Offeror and the Board of Directors of its attorney, Liquor Stores GP Inc. The foregoing, together with the Original Offer, as amended by the Extended Offer, and the Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the Liquor Barn Units subject to the Offer or the Liquor Stores Units.

DATED: May 28, 2007.

LIQUOR STORES INCOME FUND
By its attorney Liquor Stores GP Inc.

Per: (signed) Irv Kipnes
Chief Executive Officer

Per: (signed) Patrick deGrace
Vice-President, Finance and
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF LIQUOR STORES GP INC.

Per: (signed) Henry Bereznicki
Director

Per: (signed) David B. Margolus, Q.C.
Director

ON BEHALF OF THE PROMOTERS

THE LIQUOR DEPOT CORPORATION

Per: (signed) Irv Kipnes
Managing Director and Chief Executive Officer

LIQUOR WORLD GROUP INC.

Per: (signed) Henry Bereznicki
President and Chief Executive Officer

SCHEDULE "A"

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

INDEX

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Trustees of Liquor Stores Income Fund

We have read the accompanying unaudited pro forma consolidated balance sheet of Liquor Stores Income Fund ("Liquor Stores Fund" or "the Fund") as at March 31, 2007 and the unaudited pro forma consolidated statements of earnings for the three months then ended and for the year ended December 31, 2006, and have performed the following procedures.

1. Compared the figures in the columns captioned "Liquor Stores Fund" to the unaudited consolidated financial statements of the Fund as at March 31, 2007 and for the three months then ended, and the audited consolidated financial statements of the Fund for the year ended December 31, 2006, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Liquor Barn Fund" to the unaudited consolidated financial statements of Liquor Barn Income Fund as at March 31, 2007 and for the three months then ended, and the audited consolidated financial statements of Liquor Barn Income Fund for the period from April 3, 2006 to December 31, 2006, respectively, as filed on SEDAR, and found them to be in agreement.

3. Made enquiries of certain officials of the Fund who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the Alberta Securities Commission.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the Alberta Securities Commission.

4. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Liquor Stores Fund" and "Liquor Barn Fund" as at March 31, 2007 and for the three months then ended, and for the periods ended December 31, 2006, and found the amounts in the columns captioned "Pro forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Edmonton, Alberta
May 28, 2007

(signed) PricewaterhouseCoopers LLP
Chartered Accountants

Liquor Stores Income Fund
Pro Forma Consolidated Balance Sheet
As at March 31, 2007
(in thousands of dollars)

	Liquor Stores Fund 31-Mar-07	Liquor Barn Fund 31-Mar-07	Pro forma Adjustments (note 4)		Pro forma Consolidated
Assets					
Current assets					
Cash	1,715	542	2,050	(a)	4,307
Accounts receivable	1,165	907			2,072
Inventory	49,234	19,681			68,915
Prepaid expenses and deposits	1,693	888			2,581
	53,807	22,018	2,050		77,875
Other assets	-	600			600
Pre-opening costs	753	-			753
Deposits on future acquisitions	1,433	-			1,433
Property and equipment	23,501	12,276			35,777
Future income taxes	60	-			60
Intangible assets	768	2,017			2,785
Goodwill	107,989	92,694	(92,694)	(d)	107,989
Unallocated purchase price			141,900	(d)	141,900
	188,311	129,605	51,256		369,172
Liabilities					
Current liabilities					
Bank indebtedness	11,893	-	6,910	(c)	18,803
Accounts payable and accrued liabilities	3,393	2,287			5,680
Current tax payable	21	-			21
Accrued interest on convertible debentures	-	303			303
Due to Vendors	-	2,320			2,320
Distributions payable to unitholders	1,273	518			1,791
Distributions payable to non-controlling interest	909	384			1,293
	17,489	5,812	6,910		30,211
Long-term debt	-	23,239			23,239
Convertible debentures	-	14,019			14,019
Non-controlling interest	32,900	17,344	(17,344)	(b)	32,900
	50,389	60,414	(10,434)		100,369
Unitholders' Equity					
Fund Units	138,773	72,507	57,555	(a),(b),(c)	268,835
Convertible debentures	-	819			819
Contributed surplus	46	24	(24)	(b),(c)	46
Cumulative undistributed earnings (deficit)	(897)	(4,159)	4,159	(d)	(897)
	137,922	69,191	61,690		268,803
	188,311	129,605	51,256		369,172

Liquor Stores Income Fund
Pro Forma Consolidated Statement of Earnings
For the three months ended March 31, 2007
(in thousands of dollars except per unit amounts)

	Liquor Stores Fund For the 3 months ended March 31, 2007	Liquor Barn Fund For the 3 months ended March 31, 2007	Pro forma Adjustments (note 5)		Pro forma Consolidated
Sales	51,809	31,660			83,469
Cost of sales, operating, administrative, acquisition and store development	48,585	30,855			79,440
Operating earnings before amortization	3,224	805			4,029
Amortization					
Amortization of property and equipment	568	747			1,315
Amortization of intangible assets	38	173			211
Amortization of pre-opening costs	126				126
	732	920			1,652
Earnings before interest and non-controlling interest	2,492	(115)			2,377
Interest expense					
Interest on bank indebtedness	(108)		(100)	(a)	(208)
Interest on long-term debt	-	(582)			(582)
	(108)	(582)	(100)		(790)
Earnings (loss) before non-controlling interest	2,384	(697)	(100)		1,587
Non-controlling interest	(617)	138	128	(a),(b)	(351)
Net earnings for the period	1,767	(559)	28		1,236
Net earnings per unit - basic (note 6)	0.17	(0.07)			0.11
Net earnings per unit - diluted (note 6)	0.17	(0.07)			0.11

Liquor Stores Income Fund
Pro Forma Consolidated Statement of Earnings
For the year ended December 31, 2006
(in thousands of dollars except per unit amounts)

	Liquor Stores Fund For the 12 months ended December 31, 2006	Liquor Barn Fund For the period April 3, 2006 to December 31, 2006	Pro forma Adjustments (note 5)		Pro forma Consolidated
Sales	221,997	98,038			320,035
Cost of sales, operating, administrative, acquisition and store development	202,498	92,951			295,449
Operating earnings before amortization	19,499	5,087			24,586
Amortization					
Amortization of property and equipment	1,950	1,699			3,649
Amortization of intangible assets	141	425			566
Amortization of pre-opening costs	325	-			325
	2,416	2,124			4,540
Earnings before interest and non-controlling interest	17,083	2,963			20,046
Interest expense					
Interest on bank indebtedness	(825)	-	(261)	(a)	(1,086)
Interest on long-term debt	(280)	(711)			(991)
	(1,105)	(711)	(261)		(2,077)
Earnings before non-controlling interest	15,978	2,252	(261)		17,969
Non-controlling interest	(4,463)	(448)	925	(a),(b)	(3,986)
Net earnings for the period	11,515	1,804	664		13,983
Net earnings per unit - basic (note 6)	1.35	0.23			1.15
Net earnings per unit - diluted (note 6)	1.32	0.23			1.15

Liquor Stores Income Fund
Notes to Pro Forma Consolidated Financial Statements
March 31, 2007
(in thousands of dollars except per unit amounts)

Description of offer to Liquor Barn Income Fund ("Liquor Barn Fund")

On April 10, 2007, Liquor Stores Income Fund ("**Liquor Stores Fund**") announced a proposed business combination with Liquor Barn Fund whereby Liquor Stores Fund offered to acquire all of the issued and outstanding trust units of Liquor Barn Fund, at an exchange ratio of 0.53 of a Liquor Stores Fund trust unit for each Liquor Barn Fund trust unit. On May 14, 2007 Liquor Stores Fund issued a Notice of Extension thereby extending the offer deadline from May 17, 2007 to May 28, 2007. On May 28, 2007 Liquor Stores Fund issued an amendment to the offer whereby Liquor Stores Fund offered to acquire all of the issued and outstanding trust units of Liquor Barn Fund at an exchange ratio of 0.57 of a Liquor Stores Fund trust unit for each Liquor Barn Fund trust unit. The accompanying pro forma consolidated financial statements have been compiled for the purposes of inclusion in the notice of change, variation and extension dated May 28, 2007 of the offer and takeover bid circular dated April 10, 2007 as amended on May 14, 2007 (collectively "**Circular**"), issued by Liquor Stores Fund in connection with this proposed business combination.

The value assigned in these pro forma financial statements to the Liquor Stores Fund trust units to be issued is based on the Liquor Stores Fund trust unit value of $22.00, representing the average closing unit price of Liquor Stores Fund for the three trading days before May 28, 2007, being the date of the amendment of Liquor Stores Fund's proposed business combination with Liquor Barn Fund.

Liquor Stores Fund has prepared these pro forma financial statements in part based upon publicly available information on Liquor Barn Fund. Additional information exists that is not publicly available that could have an impact on these pro forma financial statements and determination of the purchase price allocation. The final allocation of the purchase price and fair value of Liquor Barn Fund's assets and liabilities is subject to completion of valuations, which would be carried out following completion of the acquisition. It is likely that the fair values of assets and liabilities will vary from those shown and the differences may be material.

1. **Basis of presentation**

The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2007, the unaudited pro forma consolidated statement of earnings for the three months ended March 31, 2007 and the year ended December 31, 2006 of Liquor Stores Fund have been prepared in accordance with Canadian securities requirements. The accompanying pro forma consolidated financial statements give effect to the acquisition of Liquor Barn Fund.

The pro forma consolidated balance sheet has been prepared from information derived from the unaudited consolidated financial statements of Liquor Stores Fund and Liquor Barn Fund as at March 31, 2007. The pro forma consolidated statement of earnings for the three months ended March 31, 2007 has been derived from the unaudited consolidated financial statements of Liquor Stores Fund and Liquor Barn Fund for the three months ended March 31, 2007. The pro forma consolidated statement of earnings for the year ended December 31, 2006 has been derived from the audited consolidated financial statements of Liquor Stores Fund for the year ended December 31, 2006 and the audited consolidated financial statements of Liquor Barn Fund for the period April 3, 2006 to December 31, 2006.

The pro forma consolidated financial statements do not reflect any synergies that might arise from the acquisition by Liquor Stores Fund of Liquor Barn Fund nor do they include any restructuring or integration costs that may be incurred by Liquor Stores Fund. Certain of the accounting policies adopted by Liquor Stores Fund and Liquor Barn Fund may be inconsistent. The pro forma consolidated balance sheet and the statement of earnings have not been adjusted to reflect any such differences in accounting policies.

The pro forma consolidated financial statements may not be indicative of the financial position or the results of operations that would have occurred if the transaction had been in effect on the dates indicated or of the financial position or operating results which may be obtained in the future.

The pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of Liquor Stores Fund for the three months ended March 31, 2007 and the year ended December 31, 2006 incorporated by reference in the Circular and Liquor Barn Fund for the three months ended March 31, 2007 and the period April 3, 2006 to December 31, 2006.

2. **Available and unavailable financial information**

Liquor Barn Fund was formed on April 3, 2006; as a consequence the publicly available financial information for periods prior to April 3, 2006 is limited to the disclosure in its prospectus dated May 5, 2006.

Liquor Barn Fund has $15,700 aggregate principal amount of 8% convertible unsecured subordinated debentures ("**Debentures**") outstanding. These Debentures mature December 31, 2011 and are convertible into units of the fund at the option of the holder at a conversion price of $8.60 per unit. Upon occurrence of a change of control involving the acquisition of voting control or direction over 66-2/3% or more of the units of the Liquor Barn Fund, the Liquor Barn Fund will be required to make an offer to purchase all of the Debentures at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest. The pro forma consolidated financial statements assume that the Debentures will not be converted at the time of acquisition, but will remain outstanding until maturity. If the Debentures were to be converted to Liquor Barn Fund trust units and deposited to the Offer, an additional 1,040,582 Liquor Stores Fund trust units would be issued.

Subsequent to March 31, 2007, Liquor Barn Fund entered the transactions discussed in note 7 below. Publicly available information in respect of these transactions is insufficient to permit adjustment in these pro forma financial statements.

Based on the publicly filed documentation in connection with Liquor Barn Fund's credit facility, the completion of the Offer and Merger Transaction would constitute an event of default and entitle the lender to require repayment of the credit facility. The Offeror has sufficient availability under its $61.5 million credit facility to repay the approximately $23.2 million outstanding under Liquor Barn Fund's credit facility as at April 2, 2007 in such event. No adjustment has been made in these pro forma financial statements for the potential repayment required under the Liquor Barn Fund credit facility.

3. **Liquor Stores Fund**

The accompanying pro forma consolidated financial statements of Liquor Stores Fund have been prepared to reflect the acquisition by Liquor Stores Fund of all of the issued and outstanding trust units of Liquor Barn Fund for $134,922 including transaction costs and the issuance of 5,819,612 trust units of Liquor Stores Fund with an assigned value of $128,012. The transaction costs, estimated to be $6,910, will be financed by additional borrowings under Liquor Stores Fund's credit facility.

4. **Pro forma consolidated balance sheet of Liquor Stores Fund**

The pro forma consolidated balance sheet of Liquor Stores Fund as at March 31, 2007 is based on the consolidated balance sheets of Liquor Stores Fund and Liquor Barn Fund as at March 31, 2007, and has been prepared as if the following transactions had been completed on March 31, 2007:

(a) To give effect to proceeds deemed to be received by Liquor Barn Fund on the assumed exercise of outstanding unit options and deposit of such units to the offer.

(b) The assumed exchange of the exchangeable and subordinated Liquor Barn Limited Partnership units for Liquor Barn Fund trust units and the deposit of such trust units to the offer.

(c) The proposed acquisition by Liquor Stores Fund of Liquor Barn Fund for $134,922 including transaction costs, funded by Liquor Stores Fund's existing credit facilities, in the amount of $6,910 and the issuance of 5,819,612 trust units with an assigned value of $128,012.

The value assigned in these pro forma financial statements to the Liquor Stores Fund trust units to be issued is based on the Liquor Stores Fund trust unit value of $22.00, representing the average closing unit price of Liquor Stores Fund for the three days before the May 28, 2007 amendment to the offer and takeover bid.

(d) The acquisition by Liquor Stores Fund of Liquor Barn Fund will be accounted for by the purchase method. The purchase price allocation has not been determined. The excess of the purchase price paid by Liquor Stores Fund over the underlying carrying value of the Liquor Barn Fund net assets is as follows:

	$
Estimated acquisition costs	6,910
Issue of Liquor Stores Fund trust units (5,819,612 trust units)	128,012
Total cost of acquisition	134,922
Liquor Barn Fund net liabilities acquired	6,978
Estimated unallocated purchase price	141,900

5. **Pro forma consolidated statements of earnings of Liquor Stores Fund**

The pro forma consolidated statements of earnings of Liquor Stores Fund for the three months ended March 31, 2007 and the year ended December 31, 2006 are based on the consolidated statement of earnings of Liquor Stores Fund for the three months ended March 31, 2007 and the year ended December 31, 2006 as if the transactions referred to in note 4 had occurred on January 1, 2006 and that the results of Liquor Barn Fund had been consolidated for the year ended December 31, 2006 and the three months ended March 31, 2007, and reflect the following adjustments:

(a) Additional interest expense in the amount of $100 for the three months ended March 31, 2007 and $261 for the year ended December 31, 2006 relates to the transaction costs of $6,910.

(b) To adjust the non-controlling interest charge in respect of the transactions described in note 4 including a reduction in non-controlling interest of $22 in respect of the additional interest charge of $100 for the three months ended March 31, 2007 and $58 in respect of the additional interest charge of $261 for the year ended December 31, 2006.

6. **Pro forma net earnings per unit**

Basic pro forma net earnings per unit for the Liquor Stores Fund for the three months ended March 31, 2007 has been calculated using the weighted average number of units outstanding of 11,620,707 which assumes that the 5,819,612 units issued as consideration for the acquisition of Liquor Barn Fund were issued May 17, 2006, the date of Liquor Barn Fund's initial public offering and commencement of active business operations.

Diluted pro forma net earnings per unit for the Liquor Stores Fund includes the effect of the conversion of Liquor Stores Fund's exchangeable and subordinated limited partnership units.

7. **Subsequent events related to Liquor Barn Fund**

The following subsequent events are not recorded in the March 31, 2007 Liquor Barn Fund financial statements, and have not been reflected in these pro forma financial statements.

(a) Subsequent to March 31, 2007, Liquor Barn Fund completed acquisitions of eight retail liquor store businesses in British Columbia and one retail liquor store business in Alberta. The aggregate purchase price (including inventory) for the acquisitions was approximately $26,600.

(b) On April 10, 2007 Liquor Barn Fund closed an underwritten public offering of 3,980,000 trust units at a price of $8.40 per trust unit, for estimated net proceeds of $31,580. An additional 2,268,600 Liquor Stores Fund trust units will be issued if these Liquor Barn Fund trust units are deposited to the offer.

(c) On May 3, 2007, a claim was filed against Liquor Barn LP by one of the founders of Liquor Barn Fund that sold assets to Liquor Barn LP pursuant to an acquisition agreement in connection with Liquor Barn Fund's initial public offering. The claim (approximately $1.5 million) alleges breach of contract relating to the acquisition agreement.

Management of Liquor Barn LP has indicated that it intends to vigorously defend the claim and has stated that at this time the outcome of the claim is uncertain and the magnitude of any future loss (if any) is not determinable.

8. **Subsequent events related to Liquor Stores Fund**

Subsequent to March 31, 2007, Liquor Stores Fund acquired a 50% interest in a retail liquor store in British Columbia and one retail liquor store business in Alberta. The aggregate purchase price (excluding inventory) for the acquisitions was approximately $1,900.

Questions and requests for assistance may be directed to the Information Agent for the Offer:

Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number:
1-866-656-4120

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The Dealer Manager for the Offer is:

RBC CAPITAL MARKETS

200 Bay Street, 4th Floor
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2W7

Telephone: (416) 842-5596
Toll Free: 1-866-274-5613

Liquor Barn Unitholders may also contact their investment dealer, stockbroker, bank manager, accountant, lawyer or professional advisor for assistance. See also "Questions and Answers" on page 9 of the Original Offer. Additional copies of this Notice of Change, Variation and Extension, the Original Offer, the Extended Offer, the Circular and the Amended Letter of Acceptance and Transmittal may be obtained without charge on request from the Depositary.

*The terms, conditions and definitions used in the Offer and Circular of Liquor Stores Income Fund dated April 10, 2007, as amended by a Notice of Extension dated May 14, 2007 and as further amended by a Notice of Change, Variation and Extension dated May 28, 2007 (the "**Offer and Circular**"), are incorporated by reference in this Amended Letter of Acceptance and Transmittal. Capitalized terms used and not defined herein have the meanings given to them in the Offer and Circular.*

AMENDED LETTER OF ACCEPTANCE AND TRANSMITTAL

in respect of the Offer of

LIQUOR STORES INCOME FUND

to acquire all of the issued and outstanding trust units of

LIQUOR BARN INCOME FUND

and the related Merger Transaction

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 12:00 MIDNIGHT (VANCOUVER TIME) ON JUNE 7, 2007 (AS IT MAY BE EXTENDED, THE "EXPIRY TIME") UNLESS THE OFFER IS WITHDRAWN, VARIED OR EXTENDED.

This Amended Letter of Acceptance and Transmittal, properly completed and duly executed, together with all other required documents, must be completed by CDS & Co., as nominee for The Canadian Depository for Securities Limited (collectively, "**CDS**"), pursuant to the Offer and Merger Transaction.

TO: LIQUOR STORES INCOME FUND
AND TO: CIBC MELLON TRUST COMPANY, as depositary (the "Depositary")

CDS hereby acknowledges and confirms that:

1. The number of Offer Elected Liquor Barn Units is ____________________; and

2. The number of Merger Elected Liquor Barn Units is ____________________.

Upon the terms and conditions contained in the Offer, CDS hereby deposits, and irrevocably accepts the Offer (subject only to the provisions of the Offer regarding withdrawal), with respect to all Offer Elected Liquor Barn Units, as currently held in the CDSX book-entry system maintained by CDS.

Upon the terms and conditions contained in the Offer in respect of the Merger Transaction, CDS hereby deposits, and accepts the Offer, with respect to all Merger Elected Liquor Barn Units, as currently held in the CDSX book-entry system maintained by CDS. Such Merger Elected Liquor Barn Units are hereby instructed to be, and shall be, without further action on the part of CDS or the Merger Electing Liquor Barn Unitholders, subsequently withdrawn from the Offer, effective 9:00 p.m. (Vancouver time) on June 7, 2007 or such other date to which the Offer may be extended as provided in Section 5 of the Offer, "Extension, Variation or Change in the Offer" (the "**Expiry Date**"). Such withdrawal shall not in any way affect or diminish the power of attorney specified below in Part A that is effective from and after 5:00 p.m. (Vancouver time) on the Expiry Date and granted by CDS, on behalf of the beneficial owners of the Merger Elected Liquor Barn Units, with respect to such Merger Elected Liquor Barn Units.

The undersigned, on behalf of Non-Electing Liquor Barn Unitholders, acknowledges that if the Special Resolution is approved by Electing Liquor Barn Unitholders and if the Merger is completed, Non-Electing Liquor Barn Unitholders will receive Liquor Stores Units on the Merger as if they had made a Merger Election.

PART A

The undersigned, on behalf of the beneficial owners of the Elected Liquor Barn Units:

1. acknowledges receipt of the Offer and Circular;

2. acknowledges the terms and conditions of the Offer and the Merger Transaction set forth in the Offer and Circular;

3. acknowledges that if for any reason an Offer Election or Merger Election is not made with respect to Liquor Barn Units tendered to the Offer, such Liquor Barn Units will be deemed to be Merger Elected Liquor Barn Units;

4. approves, and irrevocably constitutes and appoints Liquor Stores Fund, and any other Persons designated by Liquor Stores Fund in writing, as the true and lawful agents, attorneys and attorneys-in-fact of the undersigned with respect to the Elected Liquor Barn Units, effective from and after 5:00 p.m. (Vancouver time) on the Expiry Date, with full power of substitution, in the name of and on behalf of the undersigned and the beneficial owners of the Elected Liquor Barn Units (such power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, resolutions or consents, in respect of special resolutions:

   (a) regarding the Merger Transaction, and any ancillary matters in connection therewith including, without limitation, to approve and execute, on behalf of Liquor Barn Fund, the Merger Agreement in connection with the Merger Transaction;

   (b) regarding the amendment to the Liquor Barn Declaration of Trust to provide for, in connection with the Merger, following the transfer of all of the assets and liabilities of Liquor Barn Fund to the Offeror in exchange for Liquor Stores Units and Liquor Stores Special Voting Units, the retention or reacquisition of one Liquor Barn Unit by Liquor Stores Fund as provided in the Merger Agreement, if applicable, and subject to the foregoing, the redemption of all outstanding Liquor Barn Units and Liquor Barn Special Voting Units and the distribution of such Liquor Stores Units and Liquor Stores Special Voting Units to Liquor Barn Unitholders on the basis of 0.57 of a Liquor Stores Unit for each Liquor Barn Unit and to the Liquor Barn Special Voting Unitholders on the basis of 0.57 of a Liquor Stores Special Voting Unit for each Liquor Barn Special Voting Unit (subject to adjustment as provided under the Offer and the Merger Agreement), on a tax-deferred "roll-over" basis for Canadian income tax purposes (and the cancellation of any such Liquor Stores Units received by the Offeror itself) in full and final satisfaction of such Liquor Barn Voting Unitholders' rights, and authorizing Liquor Stores Fund to execute such amendment to the Liquor Barn Declaration of Trust in connection therewith;

   (c) regarding the amendment of the Liquor Barn Declaration of Trust to thereafter permit Liquor Stores Fund, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions or consents in respect of the Liquor Barn Units taken up under the Offer or otherwise acquired which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by Liquor Stores Fund, and authorizing Liquor Stores Fund to execute such amendment to the Liquor Barn Declaration of Trust in connection therewith;

   (d) directing that the Liquor Barn Trustees and all directors and officers of Liquor Barn Fund and its subsidiaries cooperate in all respects with the Offeror and Liquor Stores GP; and

   (e) authorizing any trustee of Liquor Stores Fund, any officer or director of Liquor Stores GP and any other Persons designated by Liquor Stores Fund in writing, to execute and deliver all documents and do all acts or things, on behalf of Liquor Barn Fund or otherwise, as may be necessary or desirable to give effect to such special resolutions;

such special resolutions being substantially as set forth, and such Merger Agreement being on substantially the terms described, in Section 16 of the Circular;

5. by virtue of the execution of this Letter of Acceptance and Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Elected Liquor Barn Units (and any Other Property) and accompanying documents deposited pursuant to the Offer and/or the Merger Transaction and any withdrawals of deposits or of elections, will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that (i) the Offeror reserves the absolute right to reject any and all deposits of Elected Liquor Barn Units (and any Other Property) which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction, (ii) the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Elected Liquor Barn Units and accompanying documents (and any Other Property), (iii) there shall be no duty or obligation on the part of the Offeror, the Depositary, the Dealer Manager, the Information Agent (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other Person to give notice of any defect or irregularity in any deposit or withdrawal and no liability shall be incurred by any of them for failure to give such notice, and (iv) the Offeror's interpretation of the terms and conditions of the Offer, the Circular, the Merger Transaction and of this Letter of Acceptance and Transmittal shall be final and binding;

6. acknowledges that all authority conferred or agreed to be conferred by the undersigned and by the beneficial owners of the Elected Liquor Barn Units herein is, to the maximum extent permitted by law, irrevocable and coupled with an interest and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned, and of the beneficial owners of the Elected Liquor Barn Units, and that all obligations of the undersigned and of the beneficial owners of the Elected Liquor Barn Units herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned and of the beneficial owners of the Elected Liquor Barn Units; and

7. covenants to execute, upon request, any additional documents and other assurances as may be necessary or desirable in connection with the foregoing and the Merger Agreement.

PART B

In addition, the undersigned, on behalf of the beneficial owners of the Offer Elected Liquor Barn Units:

1. on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Offer Elected Liquor Barn Units, including any Rights and any and all rights and benefits arising from the Offer Elected Liquor Barn Units, including any and all dividends, distributions (other than Permitted Distributions), payments, securities, property or other interests that may be accrued, declared, issued, transferred, made or distributed on or in respect of the Offer Elected Liquor Barn Units, or any of them, on or after April 10, 2007, and any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, including any Rights, the "**Other Property**"), effective from and after 12:00 midnight (Vancouver time) (the "**Effective Time**") on the Expiry Date, unless the Offer is withdrawn by the Offeror. For the purposes of this Amended Letter of Acceptance and Transmittal, "**Permitted Distributions**" means monthly distributions to holders of Liquor Barn Units ("**Liquor Barn Unitholders**") made in conformity and consistency in all respects with Liquor Barn Fund's monthly distribution policies in effect as at April 10, 2007 and having a record date for determination of Liquor Barn Unitholders entitled to such distributions that is prior to the Expiry Date, but not to exceed $0.0646 per Liquor Barn Unit per such distribution per month (but which may be less than such amount);

2. represents and warrants that (i) the undersigned, on behalf of the beneficial owners of the Offer Elected Liquor Barn Units, has full power and authority to deposit, sell, assign and transfer the Offer Elected Liquor Barn Units (and any Other Property), (ii) the undersigned, on behalf of the beneficial owners of the Offer Elected Liquor Barn Units, owns the Offer Elected Liquor Barn Units (and any Other Property) being deposited free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever and has not sold, assigned or transferred, or agreed to sell, assign or

transfer, any of such Offer Elected Liquor Barn Units (or any such Other Property) to any other Person, (iii) the deposit of such Offer Elected Liquor Barn Units (and any Other Property) complies with Securities Laws, and (iv) if and when such Offer Elected Liquor Barn Units (and any Other Property) are taken up by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever;

3. directs the Offeror and the Depositary, upon the Offeror taking up and paying for the Offer Elected Liquor Barn Units, to issue a certificate for the trust units of the Offeror to be issued under the Offer for the Offer Elected Liquor Barn Units, registered in the name of CDS & Co., against transfer of the securities ledger position for the Offer Elected Liquor Barn Units in the CDSX book-entry system maintained by CDS to a ledger account maintained on behalf of the Offeror by RBC Dominion Securities Inc. or other CDS Participant, as specified by the Offeror in writing;

4. waives any right to receive notice of purchase of the Offer Elected Liquor Barn Units;

5. irrevocably constitutes and appoints Liquor Stores Fund, and any other Persons designated by Liquor Stores Fund in writing, as the true and lawful agents, attorneys and attorneys-in-fact of the undersigned with respect to the Offer Elected Liquor Barn Units (and any Other Property) deposited herewith and taken up by the Offeror, effective from and after the Effective Time, with full power of substitution, in the name of and on behalf of the undersigned and the beneficial owners of the Offer Elected Liquor Barn Units (such power of attorney being deemed to be an irrevocable power coupled with an interest):

   (a) to register or record the transfer and/or cancellation of such Offer Elected Liquor Barn Units (and any Other Property) on the appropriate registers (as applicable);

   (b) to exercise any and all rights in respect of such Offer Elected Liquor Barn Units (and any Other Property), including, without limitation, to vote any or all such Offer Elected Liquor Barn Units (and any Other Property), to execute and deliver any and all instruments of proxy, authorizations or consents in a form and on terms satisfactory to Liquor Stores Fund in respect of any or all such Offer Elected Liquor Barn Units (and any Other Property), to revoke any such instrument, authorization or consent given prior to or after the Effective Time, to designate in such instrument, authorization or consent and/or designate in any such instruments of proxy any Person or Persons as the proxy of the undersigned, on behalf of the beneficial owners of such Offer Elected Liquor Barn Units, in respect of such Offer Elected Liquor Barn Units (and any Other Property), for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of Liquor Barn Unitholders;

   (c) to execute, endorse and negotiate, for and in the name of and on behalf of the undersigned, on behalf of the beneficial owners of such Offer Elected Liquor Barn Units, any and all cheques or other instruments representing any Other Property that may be payable to or to the order of, or endorsed in favour of, the undersigned, on behalf of the beneficial owners of such Offer Elected Liquor Barn Units, and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of the undersigned, on behalf of the beneficial owners of such Offer Elected Liquor Barn Units, in respect of such Other Property for all purposes; and

   (d) to exercise any other rights of a holder of such Offer Elected Liquor Barn Units (and any Other Property);

6. agrees, effective on and after the Effective Time, not (without Liquor Stores Fund's prior express written consent) to vote any of the Offer Elected Liquor Barn Units (or any Other Property) at any meeting (whether annual, special or otherwise and any adjournments thereof including, without limitation, any meeting to consider the Merger Transaction) of Liquor Barn Unitholders, and not (without Liquor Stores Fund's prior express written consent) to exercise any of the other rights or privileges attached to the Offer Elected Liquor Barn Units (or any Other Property), and agrees to execute and deliver to Liquor Stores Fund any and all instruments of proxy, authorizations or consents in respect of the Offer Elected Liquor Barn

Units (and any Other Property) and to appoint in any such instruments of proxy, authorizations or consents the Person or Persons specified by Liquor Stores Fund as the proxy of the holder of the Offer Elected Liquor Barn Units (and any Other Property) and acknowledges that upon such appointment, except as set forth herein, all prior proxies and other authorizations (including without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Offer Elected Liquor Barn Units (and any Other Property) with respect thereto shall be revoked, and (without Liquor Stores Fund's prior express written consent) no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto;

7. agrees that if, on or after April 10, 2007, Liquor Barn Fund should declare or pay any distribution (other than Permitted Distributions) on the Liquor Barn Units or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any Liquor Barn Unit that are payable or distributable to Liquor Barn Unitholders on a record date (and time) that is prior to the time of transfer by CDS of a securities ledger position for the Liquor Barn Units tendered to the Offer to a ledger account maintained on behalf of the Offeror by a CDS Participant designated by the Offeror following acceptance thereof for purchase pursuant to the Offer, then the amount of the distributions (other than Permitted Distributions), payments, rights or interests relating to the Offer Elected Liquor Barn Units deposited to the Offer by CDS and not validly withdrawn will be required to be received and held by CDS for the account of the Offeror in the event it takes up such Liquor Barn Units. Alternatively, if any such distribution (other than a Permitted Distribution), payment, right or interest is delivered or paid to any Offer Electing Liquor Barn Unitholder, then, if the Offeror takes up and pays for such Offer Elected Liquor Barn Units, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such distribution (other than a Permitted Distribution), payment, right or interest from the price payable to such Liquor Barn Unitholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Offer Electing Liquor Barn Unitholder; and

8. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable in connection with the foregoing or the Offer in order to complete the sale, assignment and transfer of the Offer Elected Liquor Barn Units (and any Other Property) to the Offeror.

CDS & CO.

By: ______________________________
Authorized Signing Officer

Dated: ______________, 2007

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has previously been filed by Liquor Stores Income Fund.

Any change in the name or address of the agent for service of process of Liquor Stores Income Fund shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of May 28, 2007.

LIQUOR STORES INCOME FUND
By: Liquor Stores GP Inc., its administrator

By: 
Name: Patrick de Grace
Title: Vice President Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1*	Newspaper advertisement
2.1*	Annual Information Form of Liquor Stores Income Fund dated March 30, 2007
2.2*	Comparative financial statements, together with the accompanying report of the auditors, for the year ended December 31, 2006 of Liquor Stores Income Fund
2.3*	Management's Discussion and Analysis of Financial Condition and Results of Operations of Liquor Stores Income Fund for the fiscal year ended December 31, 2006
2.4*	Management Information Circular of Liquor Stores Income Fund dated April 13, 2006 prepared in connection with the annual and special meeting of Liquor Stores Income Fund Unitholders held on May 12, 2006
2.5*	Material Change Report, dated April 20, 2007
2.6*	Management Information Circular of Liquor Stores Income Fund dated April 11, 2007 prepared in connection with the annual and special meeting of Liquor Stores Income Fund Unitholders to be held on May 15, 2007
2.7*	Management's Discussion and Analysis of Financial Condition and Results of Operations of Liquor Stores Income Fund for the fiscal quarter ended March 31, 2007
2.8*	Comparative financial statements for the quarter ended March 31, 2007 of Liquor Stores Income Fun

*Previously furnished.

END